MOXEY®

Trade Authority, LLC. (the "Company") a Louisiana Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years and months ended December 31, 2018 & 2019

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Trade Authority, LLC.

We have reviewed the accompanying financial statements of the company which comprise the balance sheet as of December 31, 2018 & 2019 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
February 18, 2021

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2019	**2018**
Assets		
Current Assets		
Cash and Cash Equivalents	15,446	4,794
Accounts Receivable	11,843	50
Total Current Assets	27,289	4,844
Property and Equipment, Net	71,005	60,680
Other Assets		
Goodwill	121,164	-
Security Deposits	8,807	-
Total Assets	228,266	65,524
Liabilities and Member's Equity		
Current Liabilities		
Accounts Payable	16,061	4,035
Cash Reserve Deposits	22,523	660
Moxey Loan Accounts	383,883	87,050
Terminal Deposits	12,200	-
Revenue Based Financing	45,000	-
Related Party Payable	586,375	343,625
3rd Party Loan	11,500	26,531
Other Current Liabilities	13,573	3,772
Total Current Liabilities	1,091,114	465,673
Total Liabilities		
Member Equity	(784,361)	400,149
Less: Noncontrolling Interest	(78,488)	-
Total equity	(862,848)	400,149
Total Liabilities and Member's Equity	228,266	65,524

Statement of Operations

	Year Ended December 31,	
	2019	**2018**
Revenue	233,439	174,085
Cost of Sales	-	-
Gross Profit	233,439	174,085
Operating Expenses		
Advertising and Marketing	58,310	74,840
General and Administrative	322,589	217,064
Management Fees	378,425	336,125
Depreciation	14,806	19,222
Total Operating Expenses	774,130	647,251
Operating Income	(540,691)	(473,166)
Interest Expense	10,969	
Provision for Income Tax	-	-
Net Loss	(551,660)	(473,166)
Less Non-Controlling Interests	78,488	-
Net Loss Attributable to Trade Authority	(473,172)	(473,166)

Statement of Cash Flows

	Year Ended December 31,	
	2019	**2018**
Cash Flows From Operating Activities		
Net Loss	(473,173)	(473,166)
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	14,806	19,222
Noncontrolling Interest	(78,488)	-
(Increase) decrease in:	-	-
Accounts Receivable	(11,793)	13,693
Community Acquisition	(121,164)	-
Security Deposits	(8,807)	-
Increase (decrease) in:	-	-
Accounts Payable	12,026	1,420
Cash Reserve Deposits	21,862	266
Moxey Loan Accounts	296,833	11,800
Terminal Deposits	12,200	-
Revenue Based Financing	45,000	-
Related Party Payable	242,750	115,957
Partners One Loan	(15,031)	(16,258)
Other Current Liabilities	9,801	(7,714)
Other	-	3,706
Net Cash Used by Operating Activities	**(53,178)**	**(331,074)**
Cash Flows From Investing Activities		
Cash Paid for Property and Equipment	(25,131)	(21,913)
Net Cash Used in Investing Activities	**(25,131)**	**(21,913)**
Cash Flows From Financing Activities		
Member Contributions	88,960	336,250
Net Cash Provided by Financing Activities	**88,960**	**336,250**
Net Increase (decrease) In Cash	10,651	(16,737)
Beginning Cash	4,794	21,531
Ending Cash	15,446	4,794

Statement of Changes in Member Equity

Balance as of December 31, 2017	(266,939)
Member Contributions	336,250
Net Loss	(473,166)
Prior period Adjustments	3,707
Balance as of December 31, 2018	(400,148)
Member Contributions	88,960
Net Loss	(473,173)
Noncontrolling Interest	(78,488)
Balance as of December 31, 2019	(862,848)

Trade Authority, LLC
Notes to the Unaudited Financial Statements
December 31st, 2019
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Trade Authority, LLC ("the Company") was formed in Louisiana on April 16th, 2010. The company operates a marketplace in which products and services are exchanged by Marketplace members utilizing Moxey dollars ("Moxey dollars"). Moxey dollars are only usable in the Marketplace and allows thousands of member businesses (our "members") to acquire products and services without exchanging cash. We administer the Marketplace and provide record-keeping and payment transaction processing services for our members. We generate revenue by charging members percentage-based transaction fees, association fees, and other fees assessed in United States dollars (collectively and as reported on our financial statements, "USD" or "Cash").

The company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities and no predecessor entities. The financials herein represent the consolidated results of operation and financial position of the company and a consolidated entity, Moxey New Orleans

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Property and Equipment

We report property and equipment at cost less accumulated depreciation recorded on a straight-line basis over useful lives ranging from three to seven years. Included in property and equipment are additions and improvements that add to productive capacity or extend useful life of the assets. Property and equipment may also include internally developed software. When we sell or retire property or equipment, we remove the cost and related accumulated depreciation from the balance sheet and record the resulting gain or loss in the income statement. We record an expense for the costs of repair and maintenance as incurred.

The following table summarizes property and equipment:

Property Type	Cost	Accumulated Depreciation	Book Value as of 12/31/19
Software	212,277	163,651	48,626
Other	16,538	1,961	14,577
Equipment	50,773	42,971	7,802
Furniture	1,428	1,428	-
Grand Total	**281,016**	**210,011**	**71,005**

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

a. the customer simultaneously receives and consumes the benefits as the entity performs;
b. the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
c. the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

We generate our revenue by charging members percentage-based transaction fees, and other fees assessed in United States dollars. We recognize revenue when persuasive evidence of an arrangement exists, the transaction has occurred or a cycle period has ended, the charges are fixed and determinable and no major uncertainty exists with

respect to collectability. Our sole performance obligation is to facilitate transactions via our platform. Therefore, our performance obligation is satisfied and revenue is earned simultaneously as transactions are consummated by our members.

In each accounting cycle, we recognize as revenue all transaction fees, association fees and applicable other fees that occurred during that month regardless of which operating cycle the fees occurred.

We record revenues and expenses for Moxey dollars we spend on various products or services where the value of those Moxey dollars is readily determinable.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable assets acquired, including domains and other definite-lived intangible assets, and liabilities assumed in business combinations accounted for under the acquisition method. In 2019, the company acquired several Moxey communities which were independently owned and operated. Management determined that the fair value of the assets acquired were zero due to the lack of quantifiable methods used to value the assets acquired i.e. customer lists and ongoing relationships. As summary of the question is below.

Summary of Acquisition	
Fair Value of Assets Acquired: Existing community relationships, customer lists, etc	-
Consideration: Assumption of Debt	121,164
Goodwill	121,164

Goodwill acquired in a purchase business combination is determined to have an indefinite useful life and is not amortized, but instead tested for impairment at least annually. In testing goodwill for impairment, we first assess qualitative factors before calculating the fair value of our reporting unit in step 1 of the goodwill impairment test. If we determine that the fair value of the reporting unit is more likely than not less than its carrying value, then we will perform the two-phase approach. The first phase is a screen for potential impairment, while the second phase (if necessary) measures the amount of impairment, if any. Goodwill is written down and charged to operating results in any period in which the recorded value of goodwill exceeds its estimated fair value.

We analyzed goodwill as of 12/31/19 using a discounted cash flow methodology. We believe the use of a discounted cash flow approach is the most reliable indicator for the Company to use when determining its fair market value.

Related Party Payables

The company accrued expenses related to a consulting agreement with a Company Officer and shareholder to manage the Company. The agreement calls for monthly payments of $4,375 in Moxey dollars and $4,375 in USD. Payment is due when the company had the ability to repay at the determination of management.

Similar to the consulting agreement above, the company entered into a similar agreement with a related party, an entity controlled by the Company's CEO and shareholder. The terms call for monthly payments of $8,750 in Moxey dollars and $8,750 in USD. Payment is due when the company had the ability to repay at the determination of management. The accrued amounts are collateralized by the company's accounts receivable up to $105K.

Moxey Loan Accounts

As defined by the IRS, the company is a third-party record keeper of barter/trade transactions between the businesses that participate in the Moxey member network. At all times, members in this network hold either positive or negative balances (all in total equaling zero). The company itself holds an account in this network and can at anytime hold a positive or negative balance as well. The Moxey Loan Balance reflects any negative balance (liability) held over from a previous year.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is a multimember passthrough entity. Income tax expense and benefit are the obligation of the members. Accordingly, no income tax expense/benefit has been recognized.

Recent accounting pronouncements

Management has considered all recent accounting pronouncements issued. The Company's management believes that these recent pronouncements will not have a material effect on the Company's financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. See note 1 "Related Party Payable".

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Revenue Based Financing

The company obtained $45K in loans from several 3rd party lenders. The lenders are to be repaid 3 times the loaned amount out of 20% of the company's gross cash receipts. All payments are deferred until 2021. As such, no accrual for interest has been recorded.

3rd Party Loan

The company has outstanding a loan principal amount of $11,500 bearing interest at 5% due September 2020. This amount has since been paid off as of the date these financials are available to be issued.

Debt Principal Maturities 5 Years Subsequent to 2019

Year	Amount
2020	11,500
2021	45,000
2022	-
2023	-
2024	-
Thereafter	-

NOTE 6 - EQUITY

The company is a multimember LLC with 2 classes of ownership units, Class A and Class B. Class A units and Class B units are valued equally in terms of any dividend distributions. However, Class A units have 6 times voting rights of Class B.

NOTE 7- SUBSEQUENT EVENTS

The company has evaluated events subsequent to December 31, 2019 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 18, 2021, the date these financial statements were available to be issued. The company had a 12% reduction in 2020 revenues as compared to 2019 due to COVID19. The company's top category of customers are small businesses. The company also stopped investing in our New Orleans market due to the city being shut down during COVID19.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2019 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and

stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.